EXHIBIT 99.1

TeliaSonera Will Protect Its Rights in Turkcell

STOCKHOLM, Sweden, June 23, 2005 (PRIMEZONE) -- TeliaSonera's Turkish partner Cukurova, yesterday issued a statement about a finance arrangement with the Russian Alfa Group.

TeliaSonera has reviewed yesterday's disclosures issued by Cukurova Holding and Alfa Group regarding the interests in Turkcell Iletisim Hizmetleri.

TeliaSonera has sought clarification on the transaction from Cukurova. However, the transaction between Cukurova and Alfa is still unclear.

TeliaSonera believes Cukurova is required to fulfil the transaction agreed in March about Turkcell Holding shares and that it would be improper for Cukurova to engage in transactions involving Turkcell shares until the arbitration process around that transaction is finalized.

The arrangements between the shareholders of Turkcell Holding and its articles of association prohibit any third party from gaining an interest in Turkcell Holding or having any lien on interests in Turkcell Holding shares without the parties consent.

TeliaSonera will pursue all appropriate legal measures to protect its interests in regard to this situation. If Cukurova attempts to circumvent any agreement with TeliaSonera, TeliaSonera will take all necessary measures to protect its rights.

"It is unfortunate for Turkcell to be involved in additional uncertainties around the ownership situation in the company," comments TeliaSonera's President and CEO Anders Igel.

For further information journalists can contact: TeliaSonera's Press Office, +46-(0)8-713 58 30

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

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